UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 10, 2016

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom shareholders elect Supervisory Board and strengthen digital leadership

Amsterdam (10 August 2016) – VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, announces the election of its Supervisory Board members during its Annual General Meeting of Shareholders (AGM), which was held in Amsterdam.

The Company’s shareholders elected Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Nils Katla, and Alexey Reznikovich, together with newly elected Supervisory Board members, Stan Chudnovsky and Jørn P. Jensen. The new appointments bring added expertise in technology, digital entrepreneurship, and international corporate leadership to the Board, and support VimpelCom’s ambition to be a leader in digital innovation across the markets it serves.

Stan Chudnovsky is Head of Product for Messaging at Facebook. Before joining Facebook, Mr. Chudnovsky was Vice President of Growth, Global Strategy and Special Operations at PayPal after a company he co-founded, IronPearl, was acquired. Prior to this, Mr. Chudnovsky was involved in the establishment of Tickle Inc., one of the first social media companies, and grew it to become one of the largest websites in the world by 2003.

Mr. Chudnovsky has a strong background as an entrepreneur, having co-founded several other successful internet companies including Jiff, NFX, Ooga Labs, and Wonderhill. He has served on a number of corporate boards, including Goodreads and Zinch. Originally from Moscow, Mr. Chudnovsky earned engineering degrees in Russia and has been living in the San Francisco Bay Area since 1994.

Jørn P. Jensen brings significant board-level experience to the table, having been a Director of Danske Bank A/S since March 2012 and having previously held senior roles, including Deputy Chief Executive Officer and Group Chief Financial Officer, at Carlsberg between 2000 and 2015.

Mr. Jensen has served as a Member of the Committee on Corporate Governance in Denmark since 2012, and has previously served on a number of corporate boards, including DONG Energy A/S (2010 to 2015), Brightpoint Inc., Lauritzen Fonden/Vesterhavet A/S, and Royal Scandinavia A/S. Mr. Jensen received a Bachelor of Science in Economics from Copenhagen Business School in 1986, and a Master of Science in Economics and Business Administration from Copenhagen Business School in 1988.

Commenting on the appointments, Alexey Reznikovich, Chairman of VimpelCom’s Supervisory Board, said: “We are extremely honored to have brought the expertise and knowledge of both Mr. Chudnovsky and Mr. Jensen to VimpelCom’s Supervisory Board. Mr. Chudnovsky has a long history in developing and nurturing new and successful digital businesses, and in working in the social networking space with some of the strongest and fastest growing brands in the industry. He will be a huge asset as VimpelCom transforms into a digital leader. Mr. Jensen will strengthen VimpelCom’s Supervisory Board with his extensive experience in senior positions and boards, as well as corporate governance. Together, we look forward to supporting VimpelCom as it delivers on one of the industry’s most profound business and cultural transformations.”

The reappointment of PricewaterhouseCoopers Accountants NV as the Company’s auditor was also approved. Holders of approximately 93.0% of the Company’s shares were represented at the AGM.

For more information about the Company’s Supervisory Board and related biographies, please see www.vimpelcom.com/Profile/Leadership/Supervisory-board/. Members of the Supervisory Board are elected to serve until the next AGM to be held in 2017 (unless the director is removed from office or the director’s office is vacated in accordance with the bye-laws).

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “Banglalink”, and “Telecel” brands. Follow us on Twitter @VimpelCom, visit our blog @blog.vimpelcom.com or website @http://www.vimpelcom.com.

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Investor Relations

VimpelCom Ltd.

Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)